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                            SUBSIDIARIES OF THE REGISTRANT


UnionBank, an Illinois state bank with its main office located Streator, Illinois.

UnionBank/West, an Illinois state bank with its main office located in Macomb, Illinois.

UnionBank/Central, an Illinois state bank with its main office located in Princeton, Illinois.

UnionBank/Northwest, an Illinois state bank with its main office located in Hanover, Illinois.

Bank of Ladd, an Illinois state bank with its main office located in Ladd, Illinois.

Prairie Bancorp, Inc., an Illinois corporaton located in Streator, Illinois.

Country Bancshares, Inc., an Illinois corporation located in Streator,
Illinois.

UnionData Corp., Inc., an Illinois corporation located in Streator, Illinois.

UnionTrust Corporation, an Illinois corporation located in Ottawa, Illinois.

Credit Recovery, Inc., an Illinois corporation located in Ottawa, Illinois.